Exhibit 1

29 SEPTEMBER 2026

BAT 2026 CAPITAL MARKETS DAY

Today BAT will host a Capital Markets Day for institutional investors and analysts in Winston-Salem, North Carolina, home of the Reynolds American business for more than 150 years. Chief Executive Tadeu Marroco, alongside the Management team and some of our senior leaders, will outline BAT’s Horizon 2030 ambitions. Together they will demonstrate why we believe BAT is well positioned to deliver sustainable shareholder value in a growing global nicotine industry.

Horizon 2030: Winning through portfolio, capabilities and execution

As part of Horizon 2030, we expect to grow New Category revenue by mid-teens through to 2030. We also expect New Category contribution margin to reach at least 30% by 2030, reflecting our Quality Growth focus on premiumisation, improving mix, increasing scale, and more targeted resource allocation.

The Capital Markets Day will showcase how BAT’s global multi-category portfolio of leading brands and differentiated capabilities, including our consumer insights, science and innovation ecosystem, global distribution and retail reach, regulatory expertise and digital capabilities, are translating into increasing competitive advantage.

On track for full-year 2026 guidance

We remain on track to deliver towards the lower end of 3-5% revenue and 4-6% adjusted profit from operations growth* in FY26, with adjusted diluted EPS growth* towards the middle of our 5-8% range (all at constant rates).

We expect to be within our 2.0-2.5x target leverage range* by year-end, while continuing to reward shareholders through strong cash returns.

Extrapolating current spot rates**, we expect a translational FX headwind of c.2-2.5% on FY26 adjusted diluted EPS growth*. All other guidance is unchanged.

Event details

Presentations will start at 8:00am EST / 1:00pm BST on 29 September 2026. There will also be a live webcast on www.bat.com/ir for attendees who wish to join the event virtually. A copy of the presentations, together with a video playback of the webcast and transcript will be made available after the event via the same link, and on the BAT IR App.

ENDS

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton | ir_team@bat.com

Notes

* On an adjusted for Canada basis.

** Based on current exchange rates of USD/GBP 1.3245 as at close on 25 September 2026.

About BAT

BAT is a leading global consumer goods company committed to accelerating the transition to a Smokeless World and reshaping its portfolio for long term sustainability. Its portfolio spans cigarettes and a rapidly growing range of smokeless alternatives including Velo Modern Oral nicotine pouches, Vuse vapour and glo Heated Products. In 2025, BAT generated £25.6bn in revenue.

The company aims to reach 50 million adult consumers with its Smokeless Products by 2030 and for these products to deliver 50% of Group revenue by 2035. As of 30 June 2026, BAT’s Smokeless brands were used by 35.0 million adult consumers worldwide, many of whom have completely switched from – or have reduced their consumption of – cigarettes. Smokeless Products accounted for 19.8% of Group revenue.

Backed by Omni™, its evidence based manifesto for change, the company continues to strengthen its scientific capabilities across systems toxicology, clinical and behavioural research, and post market studies.

Alongside transforming its portfolio, BAT is advancing efforts to reduce its environmental footprint and support positive social impact across its value chain. In 2025, the company received a Triple A rating from CDP for its disclosures on Climate Change, Water Security and Forests.

References to “BAT”, “the company”, “Group”, “we”, “us” and “our” when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activities refer to British American Tobacco p.l.c. and its subsidiaries, collectively or individually as the case may be. Collective expressions used in connection with business activities are used for convenience only and do not imply any other relationship between what are separate and distinct legal entities. For more information, please visit www.bat.com and www.asmokelessworld.com. This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities.

Forward-looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “commit,” “expect,” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

In particular, these forward-looking statements include statements regarding (i) our expectation to grow New Categories revenue by mid-teens through 2030, (ii) our expectation that New Categories contribution margin will reach at least 30% by 2030, (iii) statements under the heading “On track for full-year 2026 guidance”, (iv) our consumer target ambition by 2030, (v) our Smokeless Products revenue target by 2035, (vi) our continued commitment to Tobacco Harm Reduction and (vii) our sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

The 2025 Annual Report on Form 20-F and current reports on Form 6-K, which may include other factors, are filed with the U.S. Securities and Exchange Commission (“SEC”). A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement” and “Group Principal Risks” in the 2025 Annual Report and Accounts of BAT, and under the heading “Forward Looking Statements” and Item 3.D - Risk factors in the 2025 Annual Report on Form 20-F of BAT, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and the British American Tobacco website, http://www.bat.com.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For definitions and reconciliations of non-GAAP measures, please see the Non-GAAP measures sections under “Non-GAAP Measures” on pages 377 - 391 in the 2025 Annual Report and Accounts of BAT.